787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 8, 2017

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Global SmallCap Fund, Inc. (File No. 811-07171)

BlackRock Value Opportunities Fund, Inc. (File No. 811-02809)

Master Value Opportunities LLC (File No. 811-10095)

Dear Ms. O’Neal-Johnson:

On behalf of BlackRock Global SmallCap Fund, Inc. (“Global SmallCap”), BlackRock Value Opportunities Fund, Inc. (“Value Opportunities”) and Master Value Opportunities LLC (“Master Value Opportunities,” and collectively with Global SmallCap and Value Opportunities, the “Funds”), transmitted herewith are the definitive proxy materials consisting of a Notice of Joint Special Meeting of Shareholders, a Proxy Statement and a Form of Proxy to be used in connection with the Joint Special Meeting of Shareholders of the Funds to be held on June 23, 2017 (the “Meeting”). It is anticipated that definitive copies of the proxy materials will be mailed to shareholders on or about May 16, 2017.

This letter responds to the comments that you provided in a telephone conversation with the undersigned on April 5, 2017 regarding the preliminary proxy materials to be used in connection with the Meeting (the “Preliminary Proxy Materials”). For your convenience, the comments on the Preliminary Proxy Materials are set forth below and the Funds’ response to each comment is set out immediately under the comment. Capitalized terms have the meanings assigned in the Preliminary Proxy Materials unless otherwise defined in this letter. Page references are to the Preliminary Proxy Materials.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

May 8, 2017

Comment No. 1:	On page 4, please clarify that the changes to the investment strategies of Global SmallCap will become effective only if the change to the Fund’s investment objective in Proposal 1 is approved by the Fund’s shareholders.

Response:	The requested change has been made.

Comment No. 2:	On page 6, please clarify that Global SmallCap may invest in issuers of all capitalizations under its proposed investment strategies.

Response:	The requested change has been made.

Comment No. 3:	On page 10, please clarify that the changes to the investment strategies of Value Opportunities and Master Value Opportunities will become effective only if the change to each Fund’s investment objective in Proposal 2 is approved by the Fund’s shareholders. Also, please clarify that in connection with the changes to the Funds’ investment strategies, Value Opportunities and Master Value Opportunities will move from investing primarily in securities of small capitalization issuers to investing in securities of issuers of all capitalizations.

Response:	The requested changes have been made.

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Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Funds.

Respectfully submitted,

/s/ Bissie K. Bonner
Bissie K. Bonner

Enclosures

cc:	Benjamin Archibald, Esq., BlackRock, Inc.

Gladys Chang, Esq., BlackRock, Inc.

Eugene Drozdetski, Esq., BlackRock, Inc.

Laura Ingle, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP